November 24, 2025

Christopher Striano
Chief Financial Officer
Blackstone Private Equity Strategies Fund (TE) L.P.
345 Park Avenue, 40th Floor
New York, NY 10154

        Re: Blackstone Private Equity Strategies Fund (TE) L.P.
            Post-Effective Amendment No. 2 to Registration Statement on Form 10-12G
            Filed September 23, 2025
            File No. 000-56742
Dear Christopher Striano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Ben Wells, Esq.